FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 1, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 1, 2005                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                           Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 March 2005, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share allocation arrangements for non-executive Directors for the period of service from 1 January to 31 March 2005, as listed below.

    Non Executive Director           Ordinary Shares        American Depository
                                                                Shares (ADS)
    Sir Christopher Gent               2,054.23
    Mr Lawrence Culp                                               595.04
    Sir Crispin Davis                  1,643.39
    Sir Deryck Maughan                                             595.04
    Sir Ian Prosser                    1,129.83
    Dr Ronaldo Schmitz                   903.86
    Dr Lucy Shapiro                                                148.76
    Sir Robert Wilson                    513.56

The Company and the directors were informed of these allocations on 1 April
2005.

S M Bicknell
Company Secretary
1 April 2005